SHEARMAN & STERLING LLP

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November 10, 2005

Via EDGAR Transmission

Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

USA

Re:	Cookson Group plc
Schedule 13E-3 filed October 18, 2005
SEC File No. 5-81071

Dear Ms. Chalk:

We write in response to your letter of November 3, 2005 commenting on the Schedule 13E-3 that Cookson Group plc (“Cookson” or the “company”) filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2005 (the “Schedule 13E-3”).

The company has provided responses below to the staff’s comments following, in each case, the text of the comment from the November 3 letter. The page numbers in the responses refer to the Transaction Statement filed as Exhibit 1 to the amended Schedule 13E-3 as filed on Edgar today, a courtesy copy of which we enclose herewith. Capitalized terms used in this letter without definition are used as defined in the Transaction Statement.

Schedule 13E-3

1.	Please include the form of “proxy” that shareholders will use to vote on the proposed changes to the company’s governing instruments with your next amendment.

As of today the documentation required to be produced by the United Kingdom Listing Authority (“UKLA”) is still undergoing review by the UKLA. The Company intends to file the form of proxy with the Commission with an amended Schedule 13E-3 as soon as the UKLA’s review of the UK documentation is completed.

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MUNICH    l    NEW YORK    l    PARIS    l    ROME    l     SAN FRANCISCO    l    SÃO PAULO

SINGAPORE    l    TOKYO    l    TORONTO    l    WASHINGTON DC

WE OPERATE IN THE UK AS SHEARMAN & STERLING (LONDON) LLP, A LIMITED LIABILITY PARTNERSHIP ORGANISED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. SHEARMAN & STERLING (LONDON) LLP IS REGULATED BY THE LAW SOCIETY. A LIST OF ALL PARTNERS’ NAMES, WHICH INCLUDES SOLICITORS AND REGISTERED FOREIGN LAWYERS, IS OPEN FOR INSPECTION AT THE ABOVE ADDRESS. EACH PARTNER OF SHEARMAN & STERLING (LONDON) LLP IS ALSO A PARTNER OF SHEARMAN & STERLING LLP WHICH HAS OFFICES IN THE OTHER CITIES NOTED ABOVE.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

November 10, 2005

Exhibit 1. Transaction Statement

2.	Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Accordingly, please remove your references to the Reform Act. In the alternative, clearly disclose that the safe harbor protections do not apply to disclosure in the Transaction Statement.

The company has removed references to the Reform Act from the Transaction Statement.

Summary Term Sheet, page 2

3.	Clarify how the compulsory transfer process would work for shares not held in street name. That is, if a security holder physically holds the share certificate evidencing his or her ownership in the Cookson Group, how can the Board force the sale of shares so held? If direct ownership of share certificates does not occur in the United Kingdom, please indicate in your response letter.

The company has added the requested disclosure on pages 3 and 14.

4.	In the last bullet point on page 3, you note that the Board will exercise its compulsory transfer authority (if approved) consistent with its “fiduciary duties.” Clarify that the fiduciary duties to which you refer are those under English law, and summarize any differences between such fiduciary duties and those that would typically apply to the board of directors of a US company.

The company has added the requested disclosure on pages 4, 9 and 15.

Special Factors Relating to the Going Private Transaction – Purposes of and Reasons for the Transaction, page 6

5.	In the third paragraph of this Section on page 6 of the Transaction Statement, you estimate the costs associated with US registration at over 1,000,000 British pounds annually. Please provide a breakdown of these estimated costs.

The company has added the requested disclosure on pages 6, 11 and 13.

6.	You state on page 6 of the Transaction Statement that “most” of the ADR holders will receive cash as a result of the termination of the ADR facility. Please explain why in your response letter. It is our understanding that ADR holders may receive the underlying shares upon termination of the facility (as you note on page 7). Please explain why this has not been the case or you do not believe it will be the case with respect to the termination of the Cookson Group’s ADR facility on October 19, 2005.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

November 10, 2005

ADR holders in fact may receive underlying Ordinary Shares as a result of termination of the ADR program, and have until December 5, 2005 to do so. Citibank, N.A., the depositary of the company’s ADR program, informed ADR holders of the procedures to receive Ordinary Shares in the notice of termination sent to them on September 19, 2005. If ADR holders fail to give appropriate instructions to Citibank to enable them to receive Ordinary Shares in accordance with Citibank’s instructions by December 5, 2005, Citibank intends to sell their underlying Ordinary Shares in the market and deliver the cash proceeds of sale to ADR holders. Experience with terminations of other ADR programs indicates that most ADR holders do not surrender their ADRs for the underlying shares, and instead wait to receive the proceeds of their sale by the depositary.

7.	Refer to your statement as to fairness to unaffiliated shareholders on page 7 of the Transaction Statement (second full paragraph). See Q&A 19 in SEC Release No. 17719 (April 13, 1981). As this release notes, where a transaction may have a different impact on different groups of unaffiliated security holders, the board’s fairness determination must separately address fairness to each group. Clarify your disclosure to make clear that the Board has considered and approved of the fairness to US security holders as a separate group.

The company has added the requested disclosure on pages 7 and 12.

8.	Please expand the discussion of the reasons for accomplishing deregistration now. See Item 1013(c) of Regulation M-A. We note that many of the costs associated with being a US reporting company are not new.

The company has added the requested disclosure on pages 6, 11 and 13.

Alternatives to the Transaction, page 8

9.	We note that the Cookson Group recently terminated its ADR facility. Discuss whether it considered waiting to see whether this step would result in allowing the company to become eligible for deregistration without the necessity for “compulsory transfer authority.” If so, why did the Board choose this course of action instead?

The company has added the requested disclosure on page 8.

Vote Required for Approval of the Transaction – Ordinary Shares, page 16

10.	The language you use to describe the requisite percentage of shares that must be voted to approve these amendments is confusing. Please clarify that the changes must be approved by 75% of the shares represented (in person or by proxy) at the Extraordinary General Meeting, rather than 75% of the total shares outstanding.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

November 10, 2005

The company has clarified the language used to describe the requisite vote for approval of the proposed transactions.

Other than the changes noted above, the company has updated information regarding US holdings of its Ordinary Shares based on information now available as at October 31, 2005. In addition, the company has made a few changes to bring the disclosure in the Schedule 13E-3 in line with that of the shareholder circular presently being reviewed by the UKLA. The company also will file this shareholder circular with the Commission as soon as the UKLA’s review is completed.

*****

The Company has informed us that it acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any questions or require any additional information, please telephone me at +44 20 7655 5019. My email address is jbartos@shearman.com.

Very truly yours,

/s/ James M. Bartos
James M. Bartos

Enclosures

cc:	Mike Butterworth
Cookson Group plc